SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.32



                          ARCHSTONE COMMUNITIES TRUST
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                                (Name of Issuer)


        Common Shares of Beneficial Interest, Par Value $1.00 Per Share
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                         (Title of Class of Securities)


                                  039581 10 3
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                                 (CUSIP Number)

                                Jeffrey A. Klopf
                      Senior Vice President and Secretary
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                  505-982-9292
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 28, 2001
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No.039581 10 3                      13D                Page___ of __ Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Security Capital Group Incorporated
        36-3692698

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*



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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Maryland

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               7    SOLE VOTING POWER
                        748

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY            0

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
                        748
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                0


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        748

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        less than .01%

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14   TYPE OF REPORTING PERSON*

                        CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




           CUSIP No.          Schedule 13D                   Page    of    Pages

     This Amendment No. 32 (this "Amendment") is being filed to a Schedule 13D dated March 1, 1990, and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated) ("Security Capital"), on March 2, 1990, and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10 1991, June
20, 1991, October 8, 1991,  November 8, 1991,  December 3, 1991, April 23, 1992,
September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993, February 17, 1993, March 31, 1994, July 12, 1994, August 24, 1994, October 7,
1994,  December 6, 1994, March 23, 1995, April 30, 1997,  October 8, 1997, April
3, 1998,  July 7, 1998,  April 21, 2000,  July 24, 2000,  November 8, 2000,  and
December 5, 2000.
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This Amendment relates to common shares of beneficial interest, $1.00 par value per share (the "Common Shares"), of Archstone Communities Trust, a Maryland real estate investment trust (the "Company"), the principal executive offices of which are at 7670 South Chester Street, Englewood, Colorado 80112. The Company was formerly known as Security Capital Pacific Trust.

Item 4.  Purpose of Transaction.

     On February 15, 2001, Security Capital and the Company entered into a Purchase and Sale Agreement (the "Purchase and Sale Agreement") under which the Company agreed to purchase and Security Capital agreed to sell 2,264,826 Common Shares for $50,000,000. The price per share was equal to the price paid by the Underwriters for Common Shares owned by Security Capital and sold pursuant to the Underwriting Agreement described below. The closing of the Purchase and Sale Agreement occurred on February 28, 2001 and was contingent on the closing of the Underwriting Agreement.

     In connection with the closing of the Purchase and Sale Agreement, Security Capital and the Company executed Amendment No. 3 to the Third Amended and Restated Investor Agreement (the "Investor Agreement") under which the parties agreed to terminate all provisions of the Investor Agreement except for Security Capital's registration rights and indemnification rights for any remaining Common Shares beneficially owned by Security Capital. At the closing of the Purchase and Sale Agreement, C. Ronald Blankenship and John T. Kelley, III, who had been Security Capital's designees to the Company's Board of Trustees under the Investor Agreement, resigned as Trustees of the Company.

     On February 22, 2001, Security Capital, the Company and the Underwriters named therein executed an Underwriting Agreement under which Security Capital agreed to sell 25,613,600 Common Shares, plus an overallotment option for 3,842,040 Common Shares, to the Underwriters for $22.07675 per share, and the Underwriters agreed to make an underwritten public offering of those shares at a price to the public of $23.30 per share.

     On February 26, 2001, the Underwriters exercised their overallotment option in full. On February 28, 2001, the Underwriting Agreement closed and Security Capital delivered 29,455,640 Common Shares to the Underwriters and the Underwriters delivered $650,284,800. The closing of the Underwriting Agreement was contingent on the closing of the Purchase and Sale Agreement.

     Security Capital sold a total of 31,720,466 Common Shares in these transactions and currently owns 748 Common Shares, or less than .01% of the outstanding Common Shares. As a result of these transactions, Security Capital no longer controls, or is otherwise an affiliate of, the Company, is no longer the principal shareholder of the Company, no longer has any representatives on the Company's Board of Trustees, and will no longer have any role in the direction of the Company. These transactions were undertaken as part of Security Capital's previously announced strategy of simplifying its organization and focusing its capital on a few real estate companies which meet its defined investment criteria.



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Item 5.  Interest in Securities of the Issuer.

     (a)(c) On February 28, 2001, Security Capital sold 29,455,640 Common Shares to the Underwriters named in the Underwriting Agreement at $22.07675 per shares, or a total of $650,284,800. On February 28, 2000, Security Capital sold 2,264,826 Common Shares to Archstone at $22.07675 per share, or a total of $50,000,000. As a result of the two sales, Security Capital owns 748 Common Shares, or less than .01% of the outstanding Common Shares.

     (e) On February 28, 2001, Security Capital ceased to be the beneficial owner of more than five percent of the outstanding Common Shares.

--------------------------------------------------------------------------------




Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The response to Item 4 is incorporated herein by reference.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ----------------------------------------
                                                         (Date)



                                        ----------------------------------------
                                                       (Signature)


                                                     Jeffrey A. Klopf
                                             Senior Vice President and Secretary
                                        ----------------------------------------
                                                       (Name/Title)

Item 7.  Material to be Filed as Exhibits.

Exhibit 1. Underwriting Agreement dated February 22, 2001, among Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Legg Mason Wood Walker Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney, Inc., as Representatives of the several Underwriters, Archstone Communities Trust and Security Capital Group Incorporated.

Exhibit 2. Purchase and Sale Agreement dated February 15, 2001, between Security Capital Group Incorporated and Archstone Communities Trust (previously filed as Exhibit 99.1 to Archstone's Form 8-K dated February 5, 2001, and incorporated herein by reference).

Exhibit 3.  Form of  Amendment  No. 3 to Third  Amended  and  Restated  Investor
     Agreement dated as of February 28, 2001, between Security Capital Group Incorporated and Archstone Communities Trust (previously filed as Exhibit
     99.2 to Archstone's Form 8-K dated February 5, 2001, and incorporated herein by reference).
--------------------------------------------------------------------------------

                                    EXHIBIT 1.
February 22, 2001

Goldman, Sachs & Co.,
Credit Suisse First Boston Corporation,
Legg Mason Wood Walker, Incorporated,
Merrill Lynch, Pierce, Fenner & Smith Incorporated,
Salomon Smith Barney Inc.,
As representatives of the several Underwriters
     named in Schedule I hereto,
c/o Goldman, Sachs & Co.,
85 Broad Street,
New York, New York 10004.


Ladies and Gentlemen:

         Security Capital Group Incorporated, a corporation organized under the laws of the State of Maryland (the "Selling Stockholder"), a shareholder of Archstone Communities Trust, a real estate investment trust organized under the laws of the State of Maryland (the "Company"), proposes, subject to the terms and conditions stated herein, to sell to the Underwriters named in Schedule I hereto (the "Underwriters") an aggregate of 25,613,600 common shares (the "Firm Shares") and, at the election of the Underwriters, up to 3,842,040 additional common shares (the "Optional Shares") of beneficial interest (par value $1.00 per share) ("Stock") of the Company (the Firm Shares and the Optional Shares which the Underwriters elect to purchase pursuant to Section 2 hereof are herein collectively called the "Shares").

1. (a) The Company represents and warrants to, and agrees with, each of the Underwriters that: (i) A registration statement on Form S-3 (File No. 333-49526) (the "Initial Registration Statement") in respect of the Shares has been filed with the Securities and Exchange Commission (the "Commission"); the Initial Registration Statement and any post-effective amendment thereto, each in the form heretofore delivered to you, and, excluding exhibits thereto but including all documents incorporated by reference in the prospectus contained therein, to you for each of the other Underwriters, have been declared effective by the Commission in such form; other than a registration statement, if any, increasing the size of the offering (a "Rule 462(b) Registration Statement"), filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Act"), which became effective upon filing, no other document with respect to the Initial Registration Statement or document incorporated by reference therein has heretofore been filed with the Commission; and no stop order suspending the effectiveness of the Initial Registration Statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose has been initiated or threatened by the Commission (any preliminary prospectus included in the Initial Registration Statement or filed with the Commission pursuant to Rule 424(a) of the rules and regulations of the Commission under the Act is hereinafter called a "Preliminary Prospectus"; the various parts of the Initial Registration Statement and the Rule 462(b) Registration Statement, if any, including all exhibits thereto and including (i) the information contained in the form of final prospectus filed with the Commission pursuant to Rule 424(b) under the Act in accordance with
Section 5(a) hereof and deemed by virtue of Rule 430A under the Act to be part of the Initial Registration Statement at the time it was declared effective and
(ii) the documents incorporated by reference in the prospectus contained in the Initial Registration Statement at the time such part of the Initial Registration Statement became effective, each as amended at the time such part of the Initial Registration Statement became effective or such part of the Rule 462(b) Registration Statement, if any, became or hereafter becomes effective, are hereinafter collectively called the "Registration Statement"; and such final prospectus, in the form first filed pursuant to Rule 424(b) under the Act, is hereinafter called the "Prospectus"; and any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 under the Act, as of the date of such Preliminary Prospectus or Prospectus, as the case may be, any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and incorporated by reference in such Preliminary Prospectus or Prospectus, as the case may be; and any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Initial Registration Statement that is incorporated by reference in the Registration Statement); (ii) No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through Goldman, Sachs & Co. expressly for use therein or by the Selling Stockholder expressly for use in the preparation of the answers therein to Item 7 of Form S-3; (iii) The documents incorporated by reference in the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through Goldman, Sachs & Co. expressly for use therein or by the Selling Stockholder expressly for use in the preparation of the answers therein to Item 7 of Form S-3; (iv) The Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration
Statement or the Prospectus will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to the Registration Statement and any amendment thereto and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through Goldman, Sachs & Co. expressly for use therein or by the Selling Stockholder expressly for use in the preparation of the answers therein to Item 7 of Form S-3; (v) Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Prospectus; and, since the respective dates as of which information is given in the Registration Statement and the Prospectus, there has not been any change in the capital stock or long-term debt of the Company or any of its subsidiaries or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries, taken as a whole, otherwise than as set forth or contemplated in the Prospectus (as used herein, "subsidiaries" shall include any entities in which the Company owns, directly or indirectly, any controlling or general partnership interest or a majority of the economic interest); (vi) The Company and its subsidiaries have good and marketable title in fee simple to all real property described in the Prospectus as owned by them and good and marketable title to all personal property including interests in partnerships or other entities owned by them, in each case free and clear of all liens, encumbrances and defects except such as are described in the Prospectus or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries and described in the Prospectus are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries; (vii) The Company has been duly organized and is validly existing as a real estate investment trust in good standing under the laws of the State of Maryland, with power and authority (trust and other) to own its properties and conduct its business as described in the Prospectus, and has been duly qualified for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction; and each subsidiary of the Company has been duly organized and is validly existing, with respect to subsidiaries that are corporations or limited partnerships, in good standing under the laws of its jurisdiction of organization; (viii) The Company has an authorized capitalization as set forth in the Prospectus, and all of the issued shares of beneficial interest of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and conform to the description of the Stock contained in the Prospectus; and all of the issued shares of capital stock of each subsidiary have been duly and validly authorized and issued, are fully paid and, with respect to each subsidiary which is a corporation, non-assessable and (except for directors' qualifying shares and except as set forth in the Prospectus or in Schedule III hereto) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims; (ix) The compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions herein contemplated will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject other than such breaches or violations which, if determined adversely to the Company or any of its subsidiaries, would not individually or in the aggregate have a material adverse effect on the current or future consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole, (ii) result in any violation of the provisions of the Amended and Restated Declaration of Trust, as amended, or By-laws of the Company, or (iii) result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties, except for foreign and state securities and Blue Sky laws, other than violations which, if determined adversely to the Company or any of its subsidiaries, would not individually or in the aggregate have a material adverse effect on the current or future consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole; and no consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body is required for the consummation by the Company of the transactions contemplated by this Agreement, except the registration under the Act of the Shares and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Shares by the Underwriters and except for any consent, approval, authorization, order, registration or qualification that if not obtained would not individually or in the aggregate have a material adverse effect on the current or future consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole; (x) The Company is not in violation of its declaration of trust or bylaws nor is any of its subsidiaries in violation of its charter, certificate or articles of incorporation, partnership agreement or bylaws, as applicable, or in default in the performance or observance of any material obligation, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or any other agreement or instrument to which it is a party or by which it or its properties may be bound; (xi) The statements set forth in the Prospectus under the caption "Description of Common Shares", insofar as they purport to constitute a summary of the terms of the Stock, and under the caption "Federal Income Tax Considerations", insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate and complete in all material respects; (xii) Other than as set forth in the Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a material adverse effect on the current or future consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole; and, to the best of the Company's knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;
(xiii) KPMG LLP, who have certified certain financial statements of the Company and its subsidiaries, are independent public accountants as required by the Act and the rules and regulations of the Commission thereunder; (xiv) With respect to its taxable years ending December 31, 1998, 1999 and 2000, the Company has met the requirements for qualification as a real estate investment trust (a "REIT") under Sections 856 through 860 of the Internal Revenue Code, as amended, and the Company's present and contemplated organization, ownership, operations, assets and income will enable the Company to continue to meet such requirements; and the Company is not an open-end investment company, unit investment trust, closed-end investment company or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act of 1940, as amended (the "Investment Company Act"); and (xv) The Company has no knowledge of (a) the presence of any hazardous substances, hazardous materials, toxic substances or waste materials (collectively, "Hazardous Materials") on any of the properties owned by it in violation of law or in excess of regulatory action levels, or (b) any unlawful spills, releases, discharges or disposal of Hazardous Materials that have occurred or are presently occurring on or off such properties as a result of any construction on or operation and use of such properties, which presence or occurrence would materially adversely affect the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Company and its subsidiaries taken as a whole. In connection with the construction on or operation and use of the properties owned by the Company, the Company represents that, as of the date of this Agreement, it has no knowledge of any material failure to comply with all applicable local, state and federal environmental laws, regulations, agency requirements, ordinances and administrative and judicial orders. (b) The Selling Stockholder represents and warrants to, and agrees with, each of the Underwriters and the Company that: (i) All consents, approvals, authorizations and orders necessary for the execution and delivery by the Selling Stockholder of this Agreement and for the sale and delivery of the Shares to be sold by the Selling Stockholder hereunder, have been obtained; and the Selling Stockholder has full right, power and authority to enter into this Agreement, and to sell, assign, transfer and deliver the Shares to be sold by the Selling Stockholder hereunder; (ii) The sale of the Shares to be sold by the Selling Stockholder hereunder and the compliance by the Selling Stockholder with all of the provisions of this Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Selling Stockholder is a party or by which such Selling Stockholder is bound or to which any of the property or assets of the Selling Stockholder is subject, nor will such action result in any violation of the provisions of the Articles of Incorporation or By-laws of the Selling Stockholder or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Selling Stockholder or the property of such Selling Stockholder; (iii) The Selling Stockholder has, and immediately prior to each Time of Delivery (as defined in Section 4 hereof) the Selling Stockholder will have, through SC Realty Incorporated, a Nevada corporation, and Security Capital Holdings III Incorporated, a Delaware corporation, each an indirect wholly owned subsidiary of the Selling Stockholder, good and valid title to the Shares to be sold by the Selling Stockholder hereunder, free and clear of all liens, encumbrances, equities or claims; and, upon delivery of such Shares and payment therefor pursuant hereto, good and valid title to such Shares, free and clear of all liens, encumbrances, equities or claims, will pass to the several Underwriters;
(iv) During the period beginning from the date hereof and continuing to and including the date 90 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of, except as provided hereunder, any securities of the Company that are substantially similar to the Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Stock or any such substantially similar securities, without your prior written consent; (v) The Selling Stockholder has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares; (vi) To the extent that any statements or omissions made in the Registration
Statement, any Preliminary Prospectus, the Prospectus or any amendment or supplement thereto are made in reliance upon and in conformity with written information furnished to the Company by the Selling Stockholder expressly for use therein, such Preliminary Prospectus and the Registration Statement did, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus, when they become effective or are filed with the Commission, as the case may be, will, conform in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (vii) In order to document the Underwriters' compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated, the Selling Stockholder will deliver to you prior to or at the First Time of Delivery (as hereinafter defined) a properly completed and executed United States Treasury Department Form W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

2.  Subject  to the terms and  conditions  herein  set  forth,  (a) the  Selling
Stockholder agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Selling Stockholder, at a purchase price per share of $22.07675, the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto and
(b) in the event and to the extent that the Underwriters shall exercise the election to purchase Optional Shares as provided below, the Selling Stockholder agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Selling Stockholder, at the purchase price per share set forth in clause (a) of this Section 2, that portion of the number of Optional Shares as to which such election shall have been exercised (to be adjusted by you so as to eliminate fractional shares) determined by multiplying such number of Optional Shares by a fraction the numerator of which is the maximum number of Optional Shares which such Underwriter is entitled to purchase as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the maximum number of Optional Shares that all of the Underwriters are entitled to purchase hereunder. The Selling Stockholder hereby grants to the Underwriters the right to purchase at their election up to 3,842,040 Optional Shares, at the purchase price per share set forth in the paragraph above, for the sole purpose of covering over-allotments in the sale of the Firm Shares. Any such election to purchase Optional Shares may be exercised only by written notice from you to the Selling Stockholder, given within a period of 30 calendar days after the date of this Agreement and setting forth the aggregate number of Optional Shares to be purchased and the date on which such Optional Shares are to be delivered, as determined by you but in no event earlier than the First Time of Delivery (as defined in Section 4 hereof) or, unless you and the Selling Stockholder otherwise agree in writing, earlier than two or later than ten business days after the date of such notice.

3. Upon the authorization by you of the release of the Firm Shares, the several Underwriters propose to offer the Firm Shares for sale upon the terms and conditions set forth in the Prospectus.

4. (a) The Shares to be purchased by each Underwriter hereunder, in definitive form, and in such authorized denominations and registered in such names as Goldman, Sachs & Co. may request upon at least forty-eight hours' prior notice to the Selling Stockholder shall be delivered by or on behalf of the Selling Stockholder to Goldman, Sachs & Co., through the facilities of The Depository Trust Company ("DTC"), for the account of such Underwriter, against payment by or on behalf of such Underwriter of the purchase price therefor by wire transfer of Federal (same-day) funds to the account specified by the Selling Stockholder to Goldman, Sachs & Co. at least forty-eight hours in advance. The Company will cause the certificates representing the Shares to be made available for checking and packaging at least twenty-four hours prior to the Time of Delivery (as defined below) with respect thereto at the office of DTC or its designated custodian (the "Designated Office"). The time and date of such delivery and payment shall be, with respect to the Firm Shares, 9:30 a.m., New York time, on February 28, 2001 or such other time and date as Goldman, Sachs & Co. and the Selling Stockholder may agree upon in writing, and, with respect to the Optional Shares, 9:30 a.m., New York time, on the date specified by Goldman, Sachs & Co. in the written notice given by Goldman, Sachs & Co. of the Underwriters' election to purchase such Optional Shares, or such other time and date as Goldman, Sachs & Co. and the Selling Stockholder may agree upon in writing. Such time and date for delivery of the Firm Shares is herein called the "First Time of Delivery", such time and date for delivery of the Optional Shares, if not the First Time of Delivery, is herein called the "Second Time of Delivery", and each such time and date for delivery is herein called a "Time of Delivery".

     (b) The documents to be delivered at each Time of Delivery by or on behalf of the parties hereto pursuant to Section 7 hereof, including the cross-receipt for the Shares and any additional documents requested by the Underwriters pursuant to Section 7(i) hereof will be delivered at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004 (the "Closing Location"), and the Shares will be delivered at the Designated Office, all at such Time of Delivery. A meeting will be held at the Closing Location at 3:00 p.m., New York City time, on the New York Business Day next preceding such Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4, "New York Business Day" shall mean each Monday,
Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close.

5. The Company agrees with each of the Underwriters:

(a) To prepare the Prospectus in a form approved by you and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission's close of business on the second business day following the execution and delivery of this Agreement, or, if applicable, such earlier time as may be required by Rule 430A(a)(3) under the Act; to make no further amendment or any supplement to the Registration Statement or Prospectus prior to the last Time of Delivery which shall be reasonably disapproved by you promptly after reasonable notice thereof; to advise you, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed and to furnish you with copies thereof; to file promptly all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or Prospectus, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or Prospectus or suspending any such qualification, promptly to use its best efforts to obtain the withdrawal of such order;

(b) Promptly from time to time to take such action as you may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Shares, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;

(c) Prior to 12:00 A.M., New York City time, on the New York Business Day next succeeding the date of this Agreement and from time to time, to furnish the Underwriters with written and electronic copies of the Prospectus in New York City in such quantities as you may reasonably request, and, if the delivery of a prospectus is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the Shares and if at such time any events shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify you and upon your request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance, and in case any Underwriter is required to deliver a prospectus in connection with sales of any of the Shares at any time nine months or more after the time of issue of the Prospectus, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many written and electronic copies as you may reasonably request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act;

(d) To make generally available to its securityholders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earning statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

(e) During the period beginning from the date hereof and continuing to and including the date 90 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of, except as provided hereunder, any securities of the Company that are substantially similar to the Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Stock or any such substantially similar securities (other than pursuant to employee or trustee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Agreement or pursuant to such plans approved by shareholders of the Company after the date of this Agreement), without your prior written consent;

(f) To furnish to its shareholders as soon as practicable after the end of each fiscal year an annual report (including a balance sheet and statements of income, shareholders' equity and cash flows of the Company and its consolidated subsidiaries certified by independent public accountants) and, as soon as practicable after the end of each of the first three quarters of each fiscal year (beginning with the fiscal quarter ending after the effective date of the Registration Statement), to make available to its shareholders consolidated summary financial information of the Company and its subsidiaries for such quarter in reasonable detail;

(g) During a period of three years from the effective date of the Registration Statement, to furnish to you copies of all reports or other communications (financial or other) furnished to shareholders, and to deliver to you (i) as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Company is listed (other than information which would be publicly available in electronic format upon such filing or furnishing); and (ii) such additional information concerning the business and financial condition of the Company as you may from time to time reasonably request (such financial statements to be on a consolidated basis to the extent the accounts of the Company and its subsidiaries are consolidated in reports furnished to its shareholders generally or to the Commission);

(h) To continue to elect to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and to use its best efforts to continue to meet the requirements to qualify as a REIT;

(i) Not to be or become, at any time prior to the expiration of three years after the last Time of Delivery, an open-end investment trust, unit investment trust, closed-end investment company or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act;

(j) If the Company elects to rely upon Rule 462(b), the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 P.M., Washington, D.C. time, on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act; and

(k) Upon request of any Underwriter, to furnish, or cause to be furnished, to such Underwriter an electronic version of the Company's trademarks, servicemarks and corporate logo for use on the website, if any, operated by such Underwriter for the purpose of facilitating the on-line offering of the Shares (the "License"); provided, however, that the License shall be used solely for the purpose described above, is granted without any fee and may not be assigned or transferred.

6. The Company and the Selling Stockholder covenant and agree with one another and with the several Underwriters that (a) the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the registration of the Shares under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, any Preliminary Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of producing any Agreement among Underwriters, this Agreement, the Blue Sky Memorandum, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Shares;
(iii) all expenses in connection with the qualification of the Shares for offering and sale under state securities laws as provided in Section 5(b) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky survey; provided, however, that the Selling Stockholder shall reimburse the Company for one-half of the expenses, fees and disbursements referred to in clause (a)(i) above; and (b) such Selling Stockholder will pay or cause to be paid all costs and expenses incident to the performance of such Selling Stockholder's obligations hereunder which are not otherwise specifically provided for in this Section, including (i) any fees and expenses of counsel for such Selling Stockholder, and (ii) all expenses and taxes incident to the sale and delivery of the Shares to be sold by such Selling Stockholder to the Underwriters hereunder. In connection with clause (b)(ii) of the preceding sentence, Goldman, Sachs & Co. agrees to pay New York State stock transfer tax, and the Selling Stockholder agrees to reimburse Goldman, Sachs & Co. for associated carrying costs if such tax payment is not rebated on the day of payment and for any portion of such tax payment not rebated. It is understood, however, that the Company shall bear, and the Selling Stockholder shall not be required to pay or to reimburse the Company for, the cost of any other matters not directly relating to the sale and purchase of the Shares pursuant to this Agreement, and that, except as provided in this Section, and Sections 8 and 11 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, stock transfer taxes on resale of any of the Shares by them, and any advertising expenses connected with any offers they may make.

7. The obligations of the Underwriters hereunder, as to the Shares to be delivered at each Time of Delivery, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company and of the Selling Stockholder herein are, at and as of such Time of Delivery, true and correct, the condition that the Company and the Selling Stockholder shall have performed all of its and their obligations hereunder theretofore to be performed, and the following additional conditions:

(a) The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; if the Company has elected to rely upon Rule 462(b), the Rule 462(b) Registration Statement shall have become effective by 10:00 P.M., Washington, D.C. time, on the date of this Agreement; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction;

(b) Sullivan & Cromwell, counsel for the Underwriters, shall have furnished to you such written opinion or opinions with respect to such matters as you may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(c) Mayer, Brown & Platt, counsel for the Company, shall have furnished to you their written opinion (a draft of such opinion is attached as Annex II(a) hereto), dated such Time of Delivery, in form and substance satisfactory to you, to the effect that:

(i) The Company has been duly organized and is validly existing as a real estate investment trust in good standing under the laws of the State of Maryland, with power and authority (trust and other) to own its properties and conduct its business as described in the Prospectus;

(ii) The Company has an authorized capitalization as set forth in the Prospectus, and the Shares being delivered at such Time of Delivery have been duly and validly authorized and issued and are fully paid and, except as described in the Prospectus, non-assessable; and the Shares conform to the description of the Stock contained in the Prospectus;

(iii)The Company has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no material liability or disability by reason of failure to be so qualified in any such jurisdiction (such counsel being entitled to rely in respect of the opinion in this clause upon opinions of local counsel and in respect of matters of fact upon certificates of public officials or officers of the Company, provided that such counsel shall state that they believe that both you and they are justified in relying upon such opinions and certificates);

(iv) Each subsidiary of the Company identified on Schedule III hereto has been duly organized and is validly existing in good standing under the laws of its jurisdiction of organization; and all of the issued shares of capital stock of each such subsidiary have been duly and validly authorized and issued, are fully paid and, with respect to subsidiaries that are corporations, non-assessable, and (except for directors' qualifying shares and except as otherwise set forth in the Prospectus or in Schedule III hereto) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims (such counsel being entitled to rely in respect of the opinion in this clause upon opinions of local counsel and in respect of matters of fact upon certificates of public officials or officers of the Company or its subsidiaries, provided that such counsel shall state that they believe that both you and they are justified in relying upon such opinions and certificates);

(v) To the best of such counsel's knowledge and other than as set forth in the Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a material adverse effect on the consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole; and, to the best of such counsel's knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;

(vi) This Agreement has been duly authorized, executed and delivered by the Company;

(vii)The compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument known to such counsel to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, nor will such action result in any violation of the provisions of the declaration of trust or By-laws of the Company or any statute or any order, rule or regulation known to such counsel of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties, the conflict, breach, violation or default of which is of material significance in respect of the business or financial condition of the Company and its subsidiaries taken as a whole;

(viii) No consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body is required for the consummation by the Company of the transactions contemplated by this Agreement, except the registration under the Act of the Shares, and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Shares by the Underwriters as to which such counsel need express no opinion;

(ix) Neither  the  Company  nor,  to  such  counsel's  knowledge,   any  of  its
     subsidiaries is in violation of its declaration of trust, charter, certificate or articles of incorporation, partnership agreement or By-laws, as applicable, or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, or lease or agreement or other instrument to which it is a party or by which it or any of its properties may be bound;

(x) The statements set forth in the Prospectus under the caption "Description of Common Shares", insofar as they purport to constitute a summary of the terms of the Stock, under the caption "Federal Income Tax Considerations", insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate and complete in all material respects;

(xi) The Company has qualified to be taxed as a REIT pursuant to Sections 856 through 860 of the Internal Revenue Code, as amended, for its taxable years ended December 31, 1998, 1999 and 2000, and the Company's present and contemplated organization, ownership, method of operation, assets and income are such that the Company is in a position under present law to so qualify for the fiscal year ending December 31, 2001 and in the future; and the Company is not an open-end investment company, unit investment trust, closed-end investment company or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act;

(xii)The documents incorporated by reference in the Prospectus or any further amendment or supplement thereto made by the Company prior to such Time of Delivery (other than the financial statements and related notes and schedules and other financial and accounting data therein, as to which such counsel need express no opinion), when they became effective or were filed with the Commission, as the case may be, complied as to form in all material respects with the requirements of the Act or the Exchange Act, as applicable and the rules and regulations of the Commission thereunder; and

(xiii) The Registration Statement and the Prospectus and any further amendments and supplements thereto made by the Company prior to such Time of Delivery (other than the financial statements and related notes and schedules and other financial and accounting data therein, as to which such counsel need express no opinion) comply as to form in all material respects with the requirements of the Act and the rules and regulations thereunder.

     In addition, such counsel shall state that it has participated in conferences with officers and other representatives of the Company, the Selling Stockholder, representatives of the independent public accountants for the Company, representatives of the Underwriters and representatives of counsel for the Underwriters, at which conferences the contents of the Registration Statement and the Prospectus and related matters were discussed, and, although such counsel has not independently verified and is not passing upon and assumes no responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement and the Prospectus, except to the extent specified in subsection (x) of this Section 7(c), no facts have come to such counsel's attention which leads such counsel to believe that the Registration Statement (including any documents incorporated by reference therein), on the effective date thereof (or, in the case of documents incorporated by reference, when such documents became effective or were filed), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading or that the Prospectus, on the date thereof or on the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading (it being understood that such counsel expresses no view with respect to the financial statements and related notes and schedules and the other financial and accounting data included in the Registration Statement or Prospectus); and they did not know of any contracts or other documents of a character required to be filed as an exhibit to the Registration Statement or required to be incorporated by reference into the Prospectus or required to be described in the Registration Statement or the Prospectus which are not filed or described as required.

     In rendering such opinion, Mayer, Brown & Platt may rely as to matters governed by the laws of the State of Maryland on Ballard Spahr Andrews & Ingersoll, LLP and as to matters governed by the laws of states other than
Illinois, Maryland, New York or Federal laws on local counsel in such jurisdictions, provided that in each case Mayer, Brown & Platt shall state that they believe that they and the Underwriters are reasonably justified in relying on such other counsel. In rendering the opinions contained in paragraphs (x) (insofar as said opinion refers to information in the Prospectus under the caption "Federal Income Tax Considerations") and (xii), such opinions may be based upon (a) the Internal Revenue Code, as amended, and the rules and regulations promulgated thereunder and the interpretations of the Code and such regulations by the courts and the Internal Revenue Service, all as they are in effect and exist at the time of this opinion, (b) Maryland and Delaware law existing and applicable to the Company, (c) facts and other matters set forth in the Prospectus, (d) the provisions of the Company's declaration of trust, and the agreements relating to the properties owned by the Company, and (e) certain statements and representations as to factual matters made by the Company to Mayer, Brown & Platt as set forth in an attachment thereto; d)Jeffrey A. Klopf, Senior Vice President, Secretary and General Counsel for the Selling Stockholder, shall have furnished to you his written opinion with respect to the Selling Stockholder (a draft of such opinion is attached as Annex II(b) hereto), dated such Time of Delivery, in form and substance satisfactory to you, to the effect that:

(i) This Agreement has been duly executed and delivered by or on behalf of the Selling Stockholder; and the sale of the Shares to be sold by the Selling Stockholder hereunder and the compliance by the Selling Stockholder with all of the provisions of this Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument known to such counsel to which the Selling Stockholder is a party or by which the Selling Stockholder is bound or to which any of the property or assets of the Selling Stockholder is subject, nor will such action result in any violation of the provisions of the Articles of Incorporation or By-laws of the Selling Stockholder or any order, rule or regulation known to such counsel of any court or governmental agency or body having jurisdiction over such Selling Stockholder or the property of such Selling Stockholder;

(ii) No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation of the transactions contemplated by this Agreement in connection with the Shares to be sold by the Selling Stockholder hereunder, except such as have been obtained under the Act and such as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of such Shares by the Underwriters;

(iii)Immediately prior to such Time of Delivery, the Selling Stockholder, through SC Realty Incorporated and Security Capital Holdings III Incorporated, had good and valid title to the Shares to be sold at such Time of Delivery by the Selling Stockholder under this Agreement, free and clear of all liens, encumbrances, equities or claims, and full right, power and authority to sell, assign, transfer and deliver the Shares to be sold by the Selling Stockholder hereunder; and

(iv) Good and valid title to such Shares, free and clear of all liens, encumbrances, equities or claims, has been transferred to each of the several Underwriters.

(e) On the date of the Prospectus at a time prior to the execution of this Agreement, at 9:30 a.m., New York City time, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and also at Time of Delivery, KPMG LLP shall have furnished to you and the Selling Stockholder a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to you, to the effect set forth in Annex I hereto (the executed copy of the letter delivered prior to the execution of this Agreement is attached as Annex I(a) hereto and a draft of the form of letter to be delivered on the effective date of any post-effective amendment to the Registration Statement and as of each Time of Delivery is attached as Annex I(b) hereto);

(f) (i) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Prospectus, and
(ii) since the respective dates as of which information is given in the Prospectus there shall not have been any change in the shares of beneficial interest or long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries, otherwise than as set forth or contemplated in the Prospectus, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of the Representatives so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Prospectus;

(g) On or after the date hereof there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange; (ii) a suspension or material limitation in trading in the Company's securities on the New York Stock Exchange; (iii) a general moratorium on commercial banking activities declared by either Federal or New York State authorities; or (iv) the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war, if the effect of any such event specified in this clause (iv) in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Prospectus;

(h) The Company shall have complied with the provisions of Section 5(c) hereof with respect to the furnishing of prospectuses on the New York Business Day next succeeding the date of this Agreement;

(i) The Company and the Selling Stockholder shall have furnished or caused to be furnished to you at such Time of Delivery certificates of officers of the Company and of the Selling Stockholder, respectively, satisfactory to you as to the accuracy of the representations and warranties of the Company and the Selling Stockholder, respectively, herein at and as of such Time of Delivery, as to the performance by the Company and the Selling Stockholder of all of their respective obligations hereunder to be performed at or prior to such Time of Delivery, and as to such other matters as you may reasonably request, and the Company shall have furnished or caused to be furnished certificates as to the matters set forth in subsections (a) and
     (f) of this Section; and

(j) The purchase of common shares of the Company by the Company from the Selling Stockholder pursuant to the Purchase and Sale Agreement, dated February 15, 2001, shall have been concurrently consummated.

8. (a) The Company and the Selling Stockholder, jointly and severally, will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement or the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company or the Selling Stockholder shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, the Registration Statement or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by any Underwriter through Goldman, Sachs & Co. expressly for use therein.

(b) Each Underwriter will indemnify and hold harmless the Company and the Selling Stockholder against any losses, claims, damages or liabilities to which the Company or the Selling Stockholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement or the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, the Registration Statement or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such Underwriter through Goldman, Sachs & Co. expressly for use therein; and will reimburse the Company and the Selling Stockholder for any legal or other expenses reasonably incurred by the Company or the Selling Stockholder in connection with investigating or defending any such action or claim as such expenses are incurred.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Stockholder on the one hand and the Underwriters on the other from the offering of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Stockholder on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Stockholder on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company and the Selling Stockholder bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Stockholder on the one hand or the Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Selling Stockholder and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations in this subsection
(d) to contribute are several in proportion to their respective underwriting obligations and not joint.

(e) The  obligations  of the  Company  and the  Selling  Stockholder  under this
Section 8 shall be in addition to any liability which the Company and the Selling Stockholder may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and trustee of the Company and to each person, if any, who controls the Company or the Selling Stockholder within the meaning of the Act.

9. (a) If any Underwriter shall default in its obligation to purchase the Shares which it has agreed to purchase hereunder at a Time of Delivery, you may in your discretion arrange for you or another party or other parties to purchase such Shares on the terms contained herein. If within thirty-six hours after such default by any Underwriter you do not arrange for the purchase of such Shares, then the Selling Stockholder shall be entitled to a further period of thirty-six hours within which to procure another party or other parties reasonably satisfactory to you to purchase such Shares on such terms. In the event that, within the respective prescribed periods, you notify the Selling Stockholder that you have so arranged for the purchase of such Shares, or the Selling
Stockholder notifies you that it has so arranged for the purchase of such Shares, you or the Selling Stockholder shall have the right to postpone a Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments to the Registration Statement or the Prospectus which in your opinion may thereby be made reasonably necessary. The term "Underwriter" as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Shares.

(b) If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Selling Stockholder as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased does not exceed one-eleventh of the aggregate number of all the Shares to be purchased at such Time of Delivery, then the Selling Stockholder shall have the right to require each non-defaulting Underwriter to purchase the number of Shares which such Underwriter agreed to purchase hereunder at such Time of Delivery and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to purchase hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c) If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Selling Stockholder as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased exceeds one-eleventh of the aggregate number of all of the Shares to be purchased at such Time of Delivery, or if the Selling Stockholder shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Shares of a defaulting Underwriter or Underwriters, then this Agreement (or, with respect to the Second Time of Delivery, the obligations of the Underwriters to purchase and of the Selling Stockholder to sell the Optional Shares) shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Company or the Selling Stockholder, except for the expenses to be borne by the Company and the Selling Stockholder and the Underwriters as provided in Section 6 hereof and the indemnity and contribution agreements in Section 8 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

10. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Stockholder and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or the Selling Stockholder, or any officer or trustee or controlling person of the Company, or any controlling person of the Selling Stockholder, and shall survive delivery of and payment for the Shares.

11. If this Agreement shall be terminated pursuant to Section 9 hereof, neither the Company nor the Selling Stockholder shall then be under any liability to any Underwriter except as provided in Sections 6 and 8 hereof; but, if for any other reason any Shares are not delivered by or on behalf of the Selling Stockholder as provided herein, the Selling Stockholder will reimburse the Underwriters through you for all out-of-pocket expenses approved in writing by you, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the Shares not so delivered, but the Company and the Selling Stockholder shall then be under no further liability to any Underwriter in respect of the Shares not so delivered except as provided in Sections 6 and 8 hereof.

12. In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by you jointly or by Goldman, Sachs & Co. on behalf of you as the representatives.

         All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to you as the representatives in care of Goldman, Sachs & Co., 32 Old Slip, 21st Floor, New York, New York 10005, Facsimile No. (212) 902-9020, Attention: Registration Department; if to the Selling Stockholder shall be delivered or sent by mail, telex or facsimile transmission to counsel for the Selling Stockholder at Security Capital Group Incorporated, 125 Lincoln Avenue, Santa Fe, New Mexico 87501, Facsimile No. (505) 988-8920, Attention:
Jeffrey A. Klopf, and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement, Facsimile No. (303) 708-6954, Attention: Caroline Brower; provided, however, that any notice to an Underwriter pursuant to Section 8(d) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters' Questionnaire or telex constituting such Questionnaire, which address will be supplied to the Company or the Selling Stockholder by you on request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

13. This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and the Selling Stockholder and, to the extent provided in Sections 8 and 10 hereof, the officers and trustees of the Company and each person who controls the Company, the Selling Stockholder or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

14. Time shall be of the essence of this Agreement. As used herein, the term "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business.

15. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

16. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.





     If the foregoing is in accordance with your understanding, please sign and return to us seven counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters, the Company and the Selling Stockholder. It is understood that your acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company and the Selling Stockholder for examination, upon request, but without warranty on your part as to the authority of the signers thereof.



                                        Very truly yours,
                                        Archstone Communities Trust

                                        By:

                                        Name: Charles E. Mueller, Jr.
                                        Title: Chief Financial Officer

                                        Security Capital Group Incorporated

                                        By:

                                        Name: C. Ronald Blankenship
                                        Title: Vice-Chairman




Accepted as of the date hereof

Goldman, Sachs & Co.
Credit Suisse First Boston Corporation
Legg Mason Wood Walker, Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Salomon Smith Barney Inc.

 ...........................................................

          (Goldman, Sachs & Co.)





SCHEDULE I.
Number of Optional Shares to Be Purchased if Maximum Total Number of Firm Option Underwriters Shares to Be Purchased Exercised

Goldman, Sachs & Co.      Credit Suisse First Boston               8,124,895
Corporation.                                                       6,972,330
Credit Suisse First Boston Corporation........................
Merrill Lynch, Pierce, Fenner & Smith                              3,284,122
            Incorporated. ....................................     3,284,122
Salomon Smith Barney Inc. ....................................     1,670,531
Legg Mason Wood Walker, Incorporated..........................       284,700
Banc of America Securities LLC................................       284,700
Bear, Stearns & Co. Inc. .....................................       284,700
Deutsche Banc Alex. Brown Inc. ...............................       284,700
A.G. Edwards & Sons, Inc. ....................................       284,700
First Union Securities, Inc. .................................       284,700
Lehman Brothers Inc. .                                               284,700
Chase Securities Inc. .                                              284,700
Morgan Stanley & Co. Incorporated...................................
         Total..................................................    3,842,040
                                                                   25,613,600

===============================================================================





SCHEDULE II.
                                                       Number of Optional Shares
                                Total Number of Firm      to Be Sold if Maximum
                                Shares to Be              Option
                                Sold                      Exercised


      The Selling Stockholder:.   25,613,600                3,842,040







SCHEDULE III.





--------------------------------------------------------- ------------------------- --------------------- -------------------
                                                           State of Incorporation        Securities           Percentage

                    Subsidiary Name                           or Organization       Owned 1      /              Owned
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Archstone Communities Incorporated                        Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCP Nevada Holdings 1 Incorporated                        Nevada                    Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCP Utah Holdings 4 Incorporated                          Utah                      Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCP Utah Holdings 5 Incorporated                          Utah                      Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
PTR-California Holdings (1) Incorporated                  Maryland                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
PTR-California Holdings (2) Incorporated                  Maryland                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
PTR-California Holdings (3) Incorporated                  Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Archstone Financial Services Incorporated                 Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
PTR-Colorado (1), LLC                                     Colorado                  LLC Interest          80%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Security Capital Atlantic Multifamily Incorporated        Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Atlantic-Alabama(5) Incorporated                          Maryland                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Atlantic-Alabama(6) Incorporated                          Maryland                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCA-Alabama Multifamily Trust                             Alabama                   Trust Interest        100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCA-North Carolina (1) Incorporated                       Maryland                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCA-North Carolina (2) Incorporated                       Maryland                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCA-North Carolina Limited Partnership                    Delaware                  Partnership Interest  100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCA-Indiana Limited Partnership                           Delaware                  Partnership Interest  100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCA-Tennessee (3) Incorporated                            Maryland                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCA-Tennessee (4) Incorporated                            Maryland                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Atlantic-Tennessee Limited Partnership                    Delaware                  Partnership Interest  100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCA Florida Holdings (2) Incorporated                     Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCA-1 Incorporated                                        Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Atlantic Multifamily Limited Partnership-1                Delaware                  Partnership Interest  88.54%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Archstone Communities Limited Partnership                 Delaware                  General Partnership   78.17%
                                                                                    Interest
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN Minnesota Holdings (1) LLC                            Delaware                  LLC Interest          78.17%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN Multifamily Limited Partnership                       Delaware                  Partnership Interest  100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN-Massachusetts Holdings (1) Incorporated               Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN-Washington Holdings (1) Incorporated                  Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Turtle Run at Coral Springs L.L.C.                        Delaware                  LLC Interest          25%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Archstone Communities Limited Partnership II              Delaware                  General Partnership   78%
                                                                                    Interest
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN-Massachusetts Holdings (3) Incorporated               Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN-San Diego Incorporated                                Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN Studio City Incorporated                              Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN-Massachusetts Holdings (2) Incorporated               Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN-Massachusetts Holdings (4) Incorporated               Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN-Massachusetts Holdings (5) Incorporated               Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN-Dakota Ridge, LLC                                     Delaware                  LLC Interest          78%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN-Pinnacle, LLC                                         Delaware                  LLC Interest          88.54%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN-Wendermere, LLC                                       Delaware                  LLC Interest          88.54%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN Northgate, LLC                                        Delaware                  LLC Interest          100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN Stone Ends, LLC                                       Delaware                  LLC Interest          100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN Richardson Highlands, LLC                             Delaware                  LLC Interest          100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
ASN Richardson Highlands Incorporated                     Delaware                  Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SCA Florida Holdings (1) Incorporated2/                   Florida                   Stock                 100%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
First Multifamily Properties, LLC                         Delaware                  LLC Interest          20%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
FMP GP LLC                                                Delaware                  LLC Interest          20%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
FMP Limited Partnership                                   Delaware                  Partnership Interest  20%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Second Multifamily Properties, LLC                        Delaware                  LLC Interest          20%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
SMP GP LLC                                                Delaware                  LLC Interest          20%
--------------------------------------------------------- ------------------------- --------------------- -------------------
--------------------------------------------------------- ------------------------- --------------------- -------------------
Second Multifamily Properties Limited Partnership         Delaware                  Partnership Interest  20%


---------------------------------------------------------------------------------------------------------------------------------



                                   ANNEX I



         Pursuant to Section 7(e) of the Underwriting Agreement, the accountants shall furnish letters to the Underwriters and to the Selling Stockholder to the effect that:

     (i) They are independent certified public accountants with respect to the Company and its subsidiaries within the meaning of the Act and the applicable published rules and regulations thereunder;

     (ii) In their opinion, the financial statements and any supplementary financial information and schedules (and, if applicable, financial forecasts and/or pro forma financial information) examined by them and included or incorporated by reference in the Registration Statement or the Prospectus comply as to form in all material respects with the applicable accounting requirements of the Act or the Exchange Act, as applicable, and the related published rules and regulations thereunder; and, if applicable, they have made a review in accordance with standards established by the American Institute of Certified Public Accountants of the consolidated interim financial statements, selected financial data, pro forma financial information, financial forecasts and/or condensed financial statements derived from audited financial statements of the Company for the periods specified in such letter, as indicated in their reports thereon, copies of which have been furnished to the representatives of the Underwriters (the "Representatives") and to the Selling Stockholders;

     (iii) They have made a review in accordance with standards established by the American Institute of Certified Public Accountants of the unaudited condensed consolidated statements of income, consolidated balance sheets and consolidated statements of cash flows included in the Prospectus and/or included in the Company's quarterly report on Form 10-Q incorporated by reference into the Prospectus as indicated in their reports thereon copies of which have been separately furnished to the Representatives and to the Selling Stockholders; and on the basis of specified procedures including inquiries of officials of the Company who have responsibility for financial and accounting matters regarding whether the unaudited condensed consolidated financial statements referred to in paragraph (vi)(A)(i) below comply as to form in all material respects with the applicable accounting requirements of the Act and the Exchange Act and the related published rules and regulations, nothing came to their attention that caused them to believe that the unaudited condensed consolidated financial statements do not comply as to form in all material respects with the applicable accounting requirements of the Act and the Exchange Act and the related published rules and regulations;

     (iv) The unaudited selected financial information with respect to the consolidated results of operations and financial position of the Company for the five most recent fiscal years included in the Prospectus and included or incorporated by reference in Item 6 of the Company's Annual Report on Form 10-K for the most recent fiscal year agrees with the corresponding amounts (after restatement where applicable) in the audited consolidated financial statements for such five fiscal years which were included or incorporated by reference in the Company's Annual Reports on Form 10-K for such fiscal years;

     (v) They have compared the information in the Prospectus under selected captions with the disclosure requirements of Regulation S-K and on the basis of limited procedures specified in such letter nothing came to their attention as a result of the foregoing procedures that caused them to believe that this information does not conform in all material respects with the disclosure requirements of Items 301, 302, 402 and 503(d), respectively, of Regulation S-K;

     (vi) On the basis of limited procedures, not constituting an examination in accordance with generally accepted auditing standards, consisting of a reading of the unaudited financial statements and other information referred to below, a reading of the latest available interim financial statements of the Company and its subsidiaries, inspection of the minute books of the Company and its subsidiaries since the date of the latest audited financial statements included or incorporated by reference in the Prospectus, inquiries of officials of the Company and its subsidiaries responsible for financial and accounting matters and such other inquiries and procedures as may be specified in such letter, nothing came to their attention that caused them to believe that:

(A) (i) the unaudited condensed consolidated statements of income, consolidated balance sheets and consolidated statements of cash flows included in the Prospectus and/or included or incorporated by reference in the Company's Quarterly Reports on Form 10-Q incorporated by reference in the Prospectus do not comply as to form in all material respects with the applicable accounting requirements of the Exchange Act as it applies to Form 10-Q and the related published rules and regulations, or (ii) any material modifications should be made to the unaudited condensed consolidated statements of income, consolidated balance sheets and consolidated statements of cash flows included in the Prospectus or included in the Company's Quarterly Reports on Form 10-Q incorporated by reference in the Prospectus, for them to be conformity with generally accepted accounting principles;

(B) any other unaudited income statement data and balance sheet items included in the Prospectus do not agree with the corresponding items in the unaudited consolidated financial statements from which such data and items were derived, and any such unaudited data and items were not determined on a basis substantially consistent with the basis for the corresponding amounts in the audited consolidated financial statements included or incorporated by reference in the Company's Annual Report on Form 10-K for the most recent fiscal year;

(C) the unaudited financial statements which were not included in the Prospectus but from which were derived the unaudited condensed financial statements referred to in clause (A) and any unaudited income statement data and balance sheet items included in the Prospectus and referred to in clause (B) were not determined on a basis substantially consistent with the basis for the audited financial statements included or incorporated by reference in the Company's Annual Report on Form 10-K for the most recent fiscal year;

(D) any unaudited pro forma consolidated condensed financial statements included or incorporated by reference in the Prospectus do not comply as to form in all material respects with the applicable accounting requirements of the Act and the published rules and regulations thereunder or the pro forma adjustments have not been properly applied to the historical amounts in the compilation of those statements;

(E) as of a specified date not more than five days prior to the date of such letter, there have been any changes in the consolidated capital stock (other than issuances of capital stock upon exercise of options and stock appreciation rights, upon earn-outs of performance shares and upon conversions of convertible securities, in each case which were outstanding on the date of the latest balance sheet included or incorporated by reference in the Prospectus) or any increase in the consolidated long-term debt of the Company and its subsidiaries, or any decreases in consolidated net current assets or stockholders' equity or other items specified by the Representatives, or any increases in any items specified by the Representatives, in each case as compared with amounts shown in the latest balance sheet included or incorporated by reference in the Prospectus, except in each case for changes, increases or decreases which the Prospectus discloses have occurred or may occur or which are described in such letter; and

(F) for the period from the date of the latest financial statements included or incorporated by reference in the Prospectus to the specified date referred to in clause (E) there were any decreases in consolidated net revenues or operating profit or the total or per share amounts of consolidated net income or other items specified by the Representatives, or any increases in any items specified by the Representatives, in each case as compared with the comparable period of the preceding year and with any other period of corresponding length specified by the Representatives, except in each case for increases or decreases which the Prospectus discloses have occurred or may occur or which are described in such letter; and


     (vii) In addition to the examination referred to in their report(s) included or incorporated by reference in the Prospectus and the limited procedures, inspection of minute books, inquiries and other procedures referred to in paragraphs (iii) and (vi) above, they have carried out certain specified procedures, not constituting an examination in accordance with generally accepted auditing standards, with respect to certain amounts, percentages and financial information specified by the Representatives which are derived from the general accounting records of the Company and its subsidiaries, which appear in the Prospectus (excluding documents incorporated by reference) or in Part II of, or in exhibits and schedules to, the Registration Statement specified by the Representatives or in documents incorporated by reference in the Prospectus specified by the Representatives, and have compared certain of such amounts, percentages and financial information with the accounting records of the Company and its subsidiaries and have found them to be in agreement.



--------
1/ Represents Archstone's direct or indirect interest in the entity. 2/ Entity is in the process of dissolution.







EDGARLink 7.0 (8/00) Ver. 3.1